U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 781-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

Exhibit Number Document

  News Release
  News Release
  Material Change Report
  Notice of Meeting
  Management Information Circular
  Proxy form
  Confirmation of Mailing
  Financial Statements
  Management Discussion & Analysis
  Interim Financial Statements
  Management Discussion & Analysis
  Confirmation of Mailing
  Form 52-109FT2-Certification of Interim Filings during Transition Period-Chief Executive Officer
  Form 52-109FT2-Certification of Interim Filings during Transition Period-Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: June 30, 2004	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, President, CEO and Director